SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 5
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ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of
1934

[  ] CHECK THIS BOX IF NO LONGER SUBJECT TO SECTION 16.  FORM 4 OR
     5 OBLIGATIONS MAY CONTINUE.


1.  NAME AND ADDRESS OF REPORTING PERSON
---------------------------------------
Davis, Earl E.
400 Three Springs Drive
Weirton, WV 26062

2.  ISSUER NAME AND TICKER OR TRADING SYMBOL
--------------------------------------------
Weirton Steel Corporation
WS

3.  IRS OR SOCIAL SECURITY NUMBER OF REPORTING PERSON

###-##-####
-----------------------------------------------------


4.  STATEMENT FOR MONTH/YEAR
----------------------------
12/97

5.  IF AMENDMENT, DATE OF ORIGINAL (MONTH/YEAR)
-----------------------------------------------

6.  RELATIONSHIP OF REPORTING PERSON TO ISSUER
    (CHECK ALL APPLICABLE)
-----------------------------------------------
[x]  DIRECTOR            [ ]  10% OWNER
[x]  OFFICER (give title)[ ]  OTHER (Specify below)

Executive Vice President-Commercial
----------------------------------
----------------------------------


TABLE I.  NON-DERIVATIVE SEURITIES ACQUIRED, DISPOSED OF, OR
          BENEFICIALLY OWNED

1.  TITLE OF SECURITY
     Weirton Steel Corporation Common Stock

2.  TRANSACTION DATE

3.  TRANSACTION CODE

4.  SECURITIES ACQUIRED (A) OR DISPOSED OF (D)
    AMOUNT          (A) OR (D)           PRICE
    --------         ---------         --------

5.  AMOUNT OF SECURITIES BENEFICIALLY OWNED AT END OF MONTH
     22,012

6.  OWNERSHIP FORM: DIRECT(D) OR INDIRECT(I)
     20,000 direct
      2,012 indirect

7.  NATURE OF INDIRECT BENEFICIAL OWNERSHIP
     by United National Bank as Trustee for the Weirton Steel
Corporation 1984 Employee Stock Ownership Plan


                -----------------------------------------------

TABLE II.  DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR
           BENEFICIALLY OWNED (e.g. puts, calls, warrants, options, convertible securities)

1.  TITLE OF DERIVATIVE SECURITY
     Weirton Steel Convertible Preferred, Series A

2.  CONVERSION OR EXERCISE PRICE OF DERIVATIVE SECURITY

3.  TRANSACTION DATE (MONTH/DAY/YEAR)

4.  TRANSACTION CODE

5.  NUMBER OF DERIVATIVE SECURITIES ACQUIRED(A) OR DISPOSED OF(D)
               (A)                         (D)
         --------------                 -------------

6.  DATE EXERCISABLE AND EXPIRATION DATE (MONTH/DAY/YEAR)
          DATE EXERCISABLE           EXPIRATION DATE
          ----------------           ---------------

7.  TITLE AND AMOUNT OF UNDERLYING SECURITIES
           TITLE                    AMOUNT
          -------                  --------

8.  PRICE OF DERIVATIVE SECURITY

9.  NUMBER OF DERIVATIVE SECURITIES BENEFICIALLY OWNED AT END OF
    YEAR
     434

10.  OWNERSHIP FORM OF DERIVATIVE SECURITY: DIRECT(D) OR
     INDIRECT(I)
     I

11.  NATURE OF INDIRECT BENEFICIAL OWNERSHIP
     by United National Bank as Trustee for the Weirton Steel
Corporation 1989 Employee Stock Ownership Plan


Table II (continued)
TABLE II.  DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR
           BENEFICIALLY OWNED (e.g. puts, calls, warrants, options, convertible securities)

1.  TITLE OF DERIVATIVE SECURITY
     Stock Units (each unit is the equivalent of a SAR, entitling the holder to the value of a share of Common Stock at the date of exercise, minus the fair market value of a share of Common Stock at the date of grant).

2.  CONVERSION OR EXERCISE PRICE OF DERIVATIVE SECURITY

3.  TRANSACTION DATE (MONTH/DAY/YEAR)
     June 23, 1997

4.  TRANSACTION CODE
     A

5.  NUMBER OF DERIVATIVE SECURITIES ACQUIRED(A) OR DISPOSED OF(D)
               (A)                         (D)
         --------------                 -------------
          350,000
6.  DATE EXERCISABLE AND EXPIRATION DATE (MONTH/DAY/YEAR)
          DATE EXERCISABLE           EXPIRATION DATE
          ----------------           ---------------
Date of exercisability depends on       June 23, 2002
vesting dates of Stock Units.  Units
vest, if at all, in the separate
percentages indicated after the
Common Stock has traded for at least
30 consecutive days at or above the indicated price: $3.00(0%); $4.25(10%); $6.50(20%);
$7.25(30%); $10.00(40%).

7.  TITLE AND AMOUNT OF UNDERLYING SECURITIES
           TITLE                    AMOUNT
          -------                  --------
     Common Stock        350,000 (the number shown is the total
                         number of shares of Common Stock under-
                         lying the units; the number of shares,
                         if any, which will be issued on exercise of the units cannot be determined until that time.

8.  PRICE OF DERIVATIVE SECURITY
     Price of the underlying security at the date of grant was $3.00 per share of Common Stock; there is no purchase price for the Unit.

9.  NUMBER OF DERIVATIVE SECURITIES BENEFICIALLY OWNED AT END OF
    YEAR
     359,332

10.  OWNERSHIP FORM OF DERIVATIVE SECURITY: DIRECT(D) OR
     INDIRECT(I)
     D

11.  NATURE OF INDIRECT BENEFICIAL OWNERSHIP